

March 1, 2010

Mr. Alex G. Stallings
Chief Financial Officer
Blueknight Energy Partners, L.P.
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136

      Re: **Blueknight Energy Partners, L.P.**
              Formerly known as Semgroup Energy Partners, L.P.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed July 2, 2009
              File No. 1-33503

Dear Mr. Stallings:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director